File No. 33-
                                                     CIK #896921

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust and
                                Investors' Quality Tax-Exempt Trust
                                  Multi-Series 263

B. Name of Depositor:           Van Kampen American Capital Distributors,
                                Inc.

C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

Van Kampen American Capital Distributors, Inc.  Chapman and Cutler
Attention:  Don G. Powell, Chairman             Attention:  Mark J. Kneedy
One Parkview Plaza                              111 West Monroe Street
Oakbrook Terrace, Illinois  60181               Chicago, Illinois 60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
_________________________________________________________________________

*  500    Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 263

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                    )
   (b)  Title of securities issued       ) Prospectus Front Cover Page

2. Name and address of Depositor         ) Introduction
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Administration

3. Name and address of Trustee           ) Introduction
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Administration

4. Name and address of principal         ) Underwriting
     underwriter                         )

5. Organization of trust                 ) Introduction

6. Execution and termination of          ) Introduction
     Trust Indenture and Agreement       ) Trust Administration

7. Changes of Name                       ) *

8. Fiscal year                           ) *

9. Material Litigation                   ) *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding        ) Introduction
      trust's securities and rights      ) Unitholder Explanations
      of security holders                ) Trust Information
                                         ) Trust Administration

11. Type of securities comprising        ) Introduction
      units                              ) Trust Information
                                         ) Trust Portfolios

12. Certain information regarding        ) *
      periodic payment certificates      )

13. (a)  Load, fees, charges and         ) Introduction
      expenses                           ) Summary of Essential Financial
                                         ) Information
                                         ) Unitholder Explanations
                                         ) Trust Information
                                         ) Trust Administration

    (b)  Certain information regard-     ) *
           ing periodic payment plan     )
           certificates                  )

    (c)  Certain percentages             ) Introduction
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Unitholder Explanations

    (d)  Certain other fees,             ) Unitholder Explanations
           expenses or charges           ) Trust Administration
           payable by holders            )

    (e)  Certain profits to be           ) Unitholder Explanations
           received by depositor,        ) Underwriting
           principal underwriter,        ) Notes to Portfolios
           trustee or affiliated         )
           persons                       )

    (f)  Ratio of annual charges         ) *
           to income                     )

14. Issuance of trust's securities       ) Unitholder Explanations

15. Receipt and handling of payments     ) *
      from purchasers                    )

16. Acquisition and disposition of       ) Introduction
      underlying securities              ) Unitholder Explanations
                                         ) Trust Administration

17. Withdrawal or redemption             ) Unitholder Explanations
                                         ) Trust Administration

18. (a)  Receipt and disposition         ) Introduction
      of income                          ) Unitholder Explanations

    (b)  Reinvestment of distribu-       ) *
           tions                         )

    (c)  Reserves or special funds       ) Unitholder Explanations
                                         ) Trust Administration

    (d)  Schedule of distributions       ) *

19. Records, accounts and reports        ) Unitholder Explanations
                                         ) Trust Administration

20. Certain miscellaneous provisions     ) Trust Administration
      of Trust Agreement                 )

21. Loans to security holders            ) *

22. Limitations on liability             ) Trust Portfolios
                                         ) Trust Administration

23. Bonding arrangements                 ) *

24. Other material provisions of         ) *
      trust indenture or agreement       )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor            ) Trust Administration

26. Fees received by Depositor           ) Trust Administration

27. Business of Depositor                ) Trust Administration

28. Certain information as to            )
      officials and affiliated           ) *
      persons of Depositor               )

29. Companies owning securities of       ) *
      Depositor                          )

30. Controlling persons of Depositor     ) *

31. Compensation of Directors            ) *

32. Compensation of Directors            ) *

33. Compensation of Employees            ) *

34. Compensation to other persons        ) Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's              ) Introduction
      securities by states               ) Settlement of Bonds in the Trusts

36. Suspension of sales of trust's       ) *
      securities                         )

37. Revocation of authority to           ) *
      distribute                         )

38. (a)  Method of distribution          )

    (b)  Underwriting agreements         ) Unitholder Explanations

    (c)  Selling agreements              )

39. (a)  Organization of principal       )
           underwriter                   )
                                         ) Trust Administration
    (b)  N.A.S.D. membership by          )
           principal underwriter         )

40. Certain fees received by             ) *
      principal underwriter              )
41. (a)  Business of principal           ) Trust Administration
      underwriter                        )

    (b)  Branch offices of principal     ) *
      underwriter                        )

    (c)  Salesmen of principal           ) *
      underwriter                        )

42. Ownership of securities of the       ) *
      trust                              )

43. Certain brokerage commissions        )
      received by principal              ) *
      underwriter                        )

44. (a)  Method of valuation             ) Introduction
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Unitholder Explanations
                                         ) Trust Administration

    (b)  Schedule as to offering         ) *
           price                         )

    (c)  Variation in offering price     ) Unitholder Explanations
           to certain persons            )

45. Suspension of redemption rights      ) *

46. (a)  Redemption valuation            ) Unitholder Explanations
                                         ) Trust Administration

    (b)  Schedule as to redemption       ) *
      price                              )

47. Purchase and sale of interests       ) Unitholder Explanations
      in underlying securities           ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of       ) Trust Administration
      trustee                            )
49. Fees and expenses of trustee         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Administration

50. Trustee's lien                       ) Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's      )
      securities                         )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-      )
           ment with respect to          )
           replacement or elimi-         ) Trust Administration
           nation of portfolio           )
           securities                    )

    (b)  Transactions involving          )
           elimination of underlying     ) *
           securities                    )

    (c)  Policy regarding substitu-      ) Trust Administration
           tion or elimination of        )
           underlying securities         )

    (d)  Fundamental policy not          ) *
           otherwise covered             )

53. Tax Status of trust                  ) Trust Information
                                         ) Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during            ) *
      last ten years                     )

55.                                      )
                                         )

56. Certain information regarding        ) *
                                         )

57. Periodic payment certificates        )

58.                                      )

59. Financial statements (Instruc-       ) Other Matters
      tions 1(c) to Form S-6)            )


__________________________________
* Inapplicable, omitted, answer negative or not required
              Preliminary Prospectus Dated October 2, 1995

                   Insured municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust


1,000 Units                                           Multi-Series 263
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Preliminary Prospectus Dated September 28, 1995

Subject To Completion

September 28, 1995

Van Kampen American Capital

Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261

California IM-IT 146
Minnesota IM-IT 57
Missouri IM-IT 93
Maryland Quality 74

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of four underlying separate unit investment trusts designated as California Insured Municipals Income Trust, Series 146 (the "California IM-IT
Trust" ), Minnesota Insured Municipals Income Trust, Series 57 (the " Minnesota IM-IT Trust" ), Missouri Insured Municipals Income Trust, Series
93 (the "Missouri IM-IT Trust" ) and Maryland Investors' Quality
Tax-Exempt Trust, Series 74 (the "Maryland Quality Trust" ). The various trusts are collectively referred to herein as the "Trusts" .
The California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts are sometimes collectively referred to herein as the "State
Trusts" , while the California IM-IT, Minnesota IM-IT and Missouri IM-IT Trusts are sometimes collectively referred to herein as the "Insured
Trusts" and the Maryland Quality Trust is sometimes referred to herein as the "Quality Trust" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 21. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information" . For sales charges in the secondary market, see "
Unitholder Explanations--Public Offering" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. See "Unitholder Explanations--Public Offering" .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit under the monthly and semi-annual distribution plans were as set forth under "Per Unit
Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the first day of each month and record dates for semi-annual distributions will be the first day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .

 INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST
Multi-Series 261
Summary of Essential Financial Information
     At the Close of Business on the day before the Date of Deposit:
September 27, 1995
Sponsor:
Van Kampen American Capital Distributors, Inc.
Evaluator:
American Portfolio Evaluation Services
(A division of a subsidiary of the Sponsor)
Trustee:
The Bank of New York

                                                                            California    Minnesota     Missouri      Maryland
GENERAL INFORMATION                                                         IM-IT Trust   IM-IT Trust   IM-IT Trust   Quality Trust
Principal Amount (Par Value) of Securities in Trust <F1>................... $   3,000,000 $   3,000,000 $   4,085,000 $   3,000,000
Number of Units............................................................         3,047         3,064         4,171         3,060
Fractional Undivided Interest in the Trust per Unit .......................       1/3,047       1/3,064       1/4,171       1/3,060
Principal Amount (Par Value) of Securities per Unit <F2>................... $      984.57 $      979.11 $      979.38 $      980.39
Public Offering Price: ....................................................
 Aggregate Offering Price of Securities in Portfolio....................... $   2,897,717 $   2,913,884 $   3,966,636 $   2,910,071
 Aggregate Offering Price of Securities per Unit........................... $      951.01 $      951.01 $      951.00 $      951.00
 Sales Charge <F3>......................................................... $       48.99 $       48.99 $       49.00 $       49.00
 Public Offering Price per Unit <F4>....................................... $    1,000.00 $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>............................................. $      943.49 $      943.37 $      943.78 $      943.38
Secondary Market Repurchase Price per Unit <F4>............................ $      951.01 $      951.01 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit.... $       56.51 $       56.63 $       56.22 $       56.62
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
Price per Unit............................................................. $        7.52 $        7.64 $        7.22 $        7.62
Minimum Value of the Trust under which Trust Agreement may be terminated... $     600,000 $     600,000 $     817,000 $     600,000

Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................October 3, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: a State Trust- 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust -
3.9% (4.058%); an IM-IT Short Intermediate Trust- 3.0% (3.093%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261 (the "Fund" ), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement" ), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of four separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" . Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" . Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios" . The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be " at risk" with respect to all Securities in the portfolios including " when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" . To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC" ) or MGIC Indemnity Corporation ("MGIC Indemnity" ), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA" ), (4) Bond Investors Guaranty Insurance Company ("BIG" ), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union" ), (6) Capital
Guaranty Insurance Company ("Capital Guaranty" ), (7) Capital Markets Assurance Corporation ("CapMAC" ) and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA" ) (collectively, the "Preinsured Bond Insurers" ) (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" ). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds" ) are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price" . On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa" , which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings" ). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. rating of the Securities was in no case less than " Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings" ), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs" ). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations" ). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The
Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality
Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" . See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
-Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per
Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is October 3, 1995. The first monthly record date for each Trust (November 1, 1995) is 28 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.15217, $.14524, $.14535 and $.14822 for the
California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts, respectively. This amounts to $4.26, $4.07, $4.07 and $4.15 for the California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland QualityTrusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the California IM-IT Trust:

The California IM-IT Trust accrues $4.26 to the first record date plus $45.70 which is 10 normal distributions at $4.57, and finally adding
$4.82 which has accrued from September 1, 1996 until October 3, 1996 which completes the 360 day cycle (32 days times the daily factor)
Total $54.78 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 5.48% Estimated Current Return as of the Date of Deposit.

ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for a State Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:


Years To Maturity    Sales Charge                Years To Maturity    Sales Charge
1                    1.523 %                     9                    4.712%
2                    2.041                       10                   4.932
3                    2.564                       11                   4.932
4                    3.199                       12                   4.932
5                    3.842                       13                   5.374
6                    4.058                       14                   5.374
7                    4.275                       15                   5.374
8                    4.493                       16 to 30             6.045

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                       Dollar Amount of
                       Sales Charge
                       Reduction Per Unit
Aggregate Number of    State and National
Units Purchased        Quality Trusts             Other Trusts
100-249 Units......... $                  4.00   $                     4.00
250-499 Units......... $                  6.00   $                     6.00
500-999 Units......... $                 14.00   $                     9.00
1,000 or more Units... $                 19.00   $                    11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date" ) or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios" .

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the " Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund, the Van Kampen Merritt Tax Free Money Fund, the Van Kampen Merritt Florida Insured Tax Free Income Fund, the Van Kampen Merritt New Jersey Tax Free Income Fund, or the Van Kampen Merritt New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" . While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" . In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "
Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

AMBAC Indemnity Corporation ("AMBAC Indemnity" ) is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA" ) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of March 31, 1995 MBIA had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or "
FGIC" ) is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation" ), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1995, the total capital and surplus of Financial Guaranty was approximately $978,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or "
FSA" ) is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty" ) is a "
Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "
Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "
Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000, and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings" ), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. See "Description of Securities Ratings" .
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

On the date of this Prospectus, the Estimated Current Return on the Securities in the Missouri IM-IT Trust was 5.23% based on the monthly plan of distribution after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 5.23%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 5.25% based on the monthly plan of distribution on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 5.24%.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status" .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:

                    Bonds insured           Bonds insured
                    under AMBAC             under Financial
Trust               Indemnity               Guaranty                Preinsured    Total
                    portfolio insurance     portfolio insurance     Bonds
California IM-IT... --                      --                      100%          100%
Minnesota IM-IT.... --                      --                      100%          100%
Missouri IM-IT..... 12%                     --                      88%           100%

The breakdown of the Preinsured Bonds is as follows: California IM-IT Trust--Capital Guaranty 3%, Financial Guaranty 28%, MBIA 35%, FSA 17% and CapMAC 17%; Minnesota IM-IT Trust--AMBAC Indemnity 24%, Capital Guaranty 33% and MBIA 43%; Missouri IM-IT Trust--AMBAC Indemnity 21%, Capital Guaranty 49% and Financial Guaranty 18%.



CALIFORNIA IM-IT TRUST

General. The California IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the California IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: General Obligations, 2 (20%); General Purpose, 2 (20%); Public Building, 1 (17%); Water and Sewer, 1 (16%); Certificates of Participation, 1 (15%) and Tax District, 1 (12%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State" ) and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school over-crowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing ut slowing job losses in the aerospace industry and restructuring of the finance and utility sectors, Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of " general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit" imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts" ) and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%) and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the " Economic Uncertainties Fund" ), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

As a result of these factors, among others, from the late 1980's until 1992-1993, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU" ) approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large " budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including: significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government; transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools; reduction in growth of support for higher education programs, coupled with increases in student fees; revenue increases (particularly in the 1992-92 Fiscal Year budget), most of which were for a short duration; increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested) and various on-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs" ) to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemptions from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June 1992 to July 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law" ) which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

State general obligation bonds ratings were reduced in July, 1994 to "
A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At lease one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also has implemented stringent cuts in services and has laid off workers.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $1.8 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there were bill be come ultimate loss of health and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County" ), together with its pooled investment fund (the "Pools" ) filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

(1)the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

(2)amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

(3)under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

(4)under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

(5)any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

(6)under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.

                                                                                      Semi-
                                                                         Monthly      Annual
Per Unit Information:
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     57.33  $    57.33
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.55  $     2.09
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     54.78  $    55.24
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     54.78  $    55.24
 Divided by 12 and 2, respectively..................................... $      4.57  $    27.62
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .15217  $   .15343
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.48%       5.52%
Estimated Long-Term Return <F2><F3><F4>................................        5.51%       5.56%
Estimated Initial Monthly Distribution (November 1995)................. $      4.26
Estimated Initial Semi-annual Distribution (January 1996)..............              $    13.50
Estimated Normal Distribution per Unit <F4>............................ $      4.57  $    27.62

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                California IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing November 15, 1995

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

CALIFORNIA INSURED MUNICIPALS INCOME TRUST
SERIES
146 (IM-IT AND QUALITY MULTI-SERIES 261)
PORTFOLIO As of
September 28, 1995

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     California
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                   Redemption          IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                        Rating<F2>  Feature<F3>         Trust<F4>
$    100,000  State of California, Various Purpose General Obligation Refunding                  2003 @ 102
              Bonds (Capital Guaranty Insured)   #5.125%  Due 10/1/2017..........           AAA  2016 @ 100 S.F.     $     87,903
     500,000  Castaic Lake Water Agency, California, Refunding Revenue
              Certificates of Participation (Water System Improvement Projects)                  2004 @ 102
              Series 1994A (MBIA Insured)   #6.00%  Due 8/1/2018.................           AAA  2016 @ 100 S.F.          496,330
     500,000  Natomas Unified School District, Sacramento County, California,
              General Obligation Bonds, Election of 1992, Series 1995A (FGIC                     2003 @ 102
              Insured)   6.00%  Due 9/1/2019.....................................           AAA  2016 @ 100 S.F.          496,215
     500,000  Pomona Public Financing Authority, California, 1993 Refunding
              Revenue Bonds, Series L (Southwest Pomona Redevelopment Project)                   2004 @ 102
              CapMAC Insured   #5.75%  Due 2/1/2020..............................           AAA  2014 @ 100 S.F.          476,675
     500,000  State Public Works Board of the State of California, Lease Revenue
              Bonds (Department of Justice Building) Series 1995A (FSA Insured)                  2005 @ 101
               #5.625%  Due 5/1/2020.............................................           AAA  2016 @ 100 S.F.          471,175
     100,000  Redevelopment Agency of the City of San Jose, California, Merged
              Area Redevelopment Project, Tax Allocation Bonds, Series 1993                      2004 @ 102
              (MBIA Insured)   #5.00%  Due 8/1/2020..............................           AAA  2017 @ 100 S.F.           86,287
     450,000  County of Madera, California, Certificates of Participation
              (Valley Children's Hospital Project) Series 1995 (MBIA Insured)                    2005 @ 102
              #6.125%  Due 3/15/2023.............................................           AAA  2016 @ 100 S.F.          450,747
     350,000  Poway Redevelopment Agency (California) Paguay Redevelopment
              Project, Subordinated Tax Allocation Refunding Revenue Bonds,                      2003 @ 102
              Series 1993 (FGIC Insured)   5.75%  Due 12/15/2026.................           AAA  2024 @ 100 S.F.          332,385
$   3,000,000                                                                                                        $  2,897,717

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

MINNESOTA IM-IT TRUST

General. The Minnesota IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the Minnesota IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota IM-IT Trust) as follows: Health Care, 3 (33%); General Obligations, 1 (17%); Public Building, 1 (17%); Water and Sewer, 1 (13%); Multi-Family Mortgage Revenue, 1 (10%) and Retail Electric/Gas, 1 (10%). No Bond issue has received a provisional rating.

Risk Factors. In the early 1980's the State of Minnesota experienced financial difficulties due to a downturn in the State's economy resulting from the national recession. As a consequence, the State's revenues were significantly lower than anticipated in the July 1, 1979 to June 30, 1981 biennium and the July 1, 1981 to June 30, 1983 biennium.

In response to revenue shortfalls, the legislature broadened and increased the State sales tax, increased income taxes (by increasing rates and eliminating deductions) and reduced appropriations and deferred payment of State aid, including appropriations for and aids to local governmental units. The State's fiscal problems affected other governmental units within the State, such as local government, school districts and state agencies, which, in varying degrees, also faced cash flow difficulties. In certain cases, revenues of local governmental units and agencies were reduced by the recession.

Because of the State's fiscal problems, Standard & Poor's Corporation reduced its rating on the State's outstanding general obligation bonds from AAA to AA+ in August 1981 and to AA in March 1982. Moody's Investors Service, Inc. lowered its rating on the State's outstanding general obligation bonds from Aaa to Aa in April 1982. The State's economy recovered in the July 1, 1983 to June 30, 1985 biennium, and substantial reductions in the individual income tax were enacted in 1984 and 1985. Standard & Poor's raised its rating on the State's outstanding general obligation bonds to AA+ in January 1985. In 1986, 1987, 1991, 1992 and 1993, legislation was required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve (cash flow account), imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments. A budget forecast released by the Minnesota Department of Finance on March 1, 1994 projects a balanced General Fund at the end of the current biennium, June 30, 1995, plus an increase in the State's cash flow account from $360 million to $500 million. Total projected expenditures and transfers for the biennium are $17.0 billion. The forecast also projects, however, a shortage of $29.5 million in the Local Government Trust Fund at June 30, 1995, against total projected expenditures from the Fund of $1.8 billion for the biennium.

State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to Bonds that are revenue obligations of the issuer and not general obligations of the State, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on and principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Minnesota IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

We understand that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities and bonds issued by possessions of the United States which would be exempt from federal and Minnesota income taxation when paid directly to an individual, trust or estate (the "Bonds" ), (ii) gain on the disposition of such Bonds, and (iii) proceeds paid under certain insurance policies issued to the Trustee or to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax" ). It should be noted that interest on the Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota.

The Minnesota State Legislature recently enacted legislation that provides that interest received on certain Minnesota municipal bonds issued on or after July 1, 1995 will be subject to Minnesota income taxation. The Governor of Minnesota must sign the legislation in order to make it law. No prediction can be made regarding whether the Governor will sign such legislation. Unitholders are advised to consult their own tax advisors regarding the tax consequences regarding this legislation.

In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

(1)The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

(2)Income on the Bonds which is exempt from the Minnesota Income Tax when received by a Unitholder of the Minnesota Trust and which would be exempt from the Minnesota Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Minnesota Trust and distributed to such Unitholder;

(3)To the extent that interest on the Bonds, if any, which is includible in the computation of "alternative minimum taxable income" for federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts and on corporations;

(4)Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes;

(5)Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

(6)Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds or the Trustee which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

(7)To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a and 48 U.S.C. Section 1403, such interest will not be subject to either the Minnesota Income Tax or the Minnesota alternative minimum tax imposed on individuals, estates and trusts. It should be noted that interest relating to Possession Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax.

We have not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     54.13  $    54.13
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.84  $     1.39
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     52.29  $    52.74
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     52.29  $    52.74
 Divided by 12 and 2, respectively......................................... $      4.36  $    26.37
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14524  $   .14650
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.23%       5.27%
Estimated Long-Term Return <F3><F4><F5>....................................        5.23%       5.28%
Estimated Initial Monthly Distribution (November 1995)..................... $      4.07
Estimated Initial Semi-annual Distribution (January 1996)..................              $    12.89
Estimated Normal Distribution per Unit <F5>................................ $      4.36  $    26.37

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Minnesota IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing November 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.53 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $54.66. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.37 and $1.92 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

MINNESOTA INSURED MUNICIPALS INCOME TRUST
SERIES
57 (IM-IT AND QUALITY MULTI-SERIES 261)
PORTFOLIO As of
September 28, 1995

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Minnesota
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of either                  Redemption          IM-IT
Principal<F1>  Bonds Deposited or Bonds Contracted for<F1><F5>                       Rating<F2>  Feature<F3>         Trust<F4>
$     300,000  Southern Minnesota Municipal Power Agency, Power Supply System                    2003 @ 102
               Revenue Bonds, Series 1993A (MBIA Insured)   #5.00%  Due 1/1/2012. AAA            2010 @ 100 S.F.     $     274,962
      400,000  Wright County, Minnesota, General Obligation Solid Waste Revenue
               Refunding Bonds, Series 1994A (Capital Guaranty Insured)   5.80%
               Due 12/1/2012..................................................... AAA            2004 @ 100                404,788
      500,000  Independent School District No. 194, Lakeville, Minnesota,
               General Obligation School Building Refunding Bonds, Series 1993B                  2003 @ 100
               (MBIA Insured)   #5.125%  Due 2/1/2013............................ AAA            2008 @ 100 S.F.           465,870
      300,000  Minnesota Housing Finance Agency, Rental Housing Revenue Bonds,                   2005 @ 102
               Series C (AMBAC Indemnity Insured)**   5.95%  Due 2/1/2015........ AAA            2012 @ 100 S.F.           301,500
      300,000  City of Plymouth, Minnesota, Health Facilities Revenue Bonds
               (WestHealth Project) Series 1994A (Capital Guaranty Insured)                      2004 @ 102
               #6.25%  Due 6/1/2016.............................................. AAA            2012 @ 100 S.F.           309,693
      300,000  Minneapolis and St. Paul, Minnesota, Housing and Redevelopment
               Authority, Health Care System Revenue Bonds, Children's
               Healthcare Project, Series A (Capital Guaranty Insured)   #5.70%                  2005 @ 102
               Due 8/15/2016..................................................... AAA            2013 @ 100 S.F.           294,327
      400,000  St. Paul Housing and Redevelopment Authority, Minnesota, Hospital
               Facility Revenue Bonds (St. Paul-Ramsey Medical Center Project)                   2003 @ 102
               Series 1993 (AMBAC Indemnity Insured)   #5.55%  Due 5/15/2023..... AAA            2014 @ 100 S.F.           380,404
      500,000  Housing and Redevelopment Authority of the City of St. Paul,
               Minnesota, Sales Tax Revenue Bonds (Civic Center Project) Series                  2003 @ 102
               1993 (MBIA Insured)   #5.55%  Due 11/1/2023....................... AAA            2014 @ 100 S.F.           482,340
$   3,000,000                                                                                                        $   2,913,884

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

MISSOURI IM-IT TRUST

General. The Missouri IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Missouri IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Missouri IM-IT Trust) as follows: Higher Education, 3 (39%); Water and Sewer, 2 (25%); General Purpose, 1 (18%) and Public Education, 2 (18%). No Bond issue has received a provisional rating.

Risk Factors. The following discussion regarding constitutional limitations and the economy of the State of Missouri is included for the purpose of providing general information that may or may not affect issuers of the Bonds in Missouri.

Currently, Missouri has a population of over 5 million people. Missouri's population has climbed steadily upward, averaging an increase of approximately 6% each decade. Population projections indicate by the year 2010, there will be about 5.5 million people in Missouri, a continuation of the steady, moderate growth which has been the trend. Farming plays a vital role in Missouri's economy. Cash receipts from sales of crops and livestock average $3.8 billion annually. These cash receipts come from a variety of agricultural commodities produced in the State. The largest portion of the State's agricultural income comes from the production of meat animals (36.6%). Oil crops account for 18.9%; feed crops 13.3%; dairy products 8.6%; poultry and eggs 11.2%; food grains 4.0%; miscellaneous crops 3.3%; cotton 3.4% and miscellaneous 0.7%.

According to data obtained by the Missouri Division of Employment Security, in 1993 over two million workers had nonagricultural jobs in Missouri. Nearly 27% of these workers were employed in services, approximately 24% were employed in wholesale and retail trade, and 17% were employed in manufacturing. In the last ten years, Missouri has experienced a significant increase in employment in the service sector and in wholesale and retail trade. In 1993, per capita personal income in Missouri was $19,463, a 2.6% increase over the 1992 figure of $18,970. For the United States as a whole, per capita income in 1993 was $20,817, a 3.6% increase over the 1992 per capita income of $20,105.

The total value of Missouri's annual mineral production in 1992 exceeded $1.1 billion. The State ranked first nationally in the production of lime and lead. It ranked second in production of crude iron oxide pigments; third in barite, fire clay and iron pigments; fourth in zinc; fifth in portland cement; sixth in copper and eighth in silver. Mining employment totaled 4,700 jobs. Missouri ranks 11th in the nation in the production of non-fuel minerals.

Although the June 1993 revenue estimate had been revised downward by $27.5 million, the State budget for Fiscal Year 1993 remained balanced due primarily to delayed spending for desegregation capital projects. The downward revision in revenues was considered necessary because of weak economic performance, and more importantly an economic outlook for the second half of Fiscal Year 1993 which projected slower growth than was anticipated in June 1992.

For Fiscal Year 1994, the majority of revenues for the State of Missouri were obtained from individual income taxes (53.1%), sales and use taxes (30.0%), corporate income taxes (5.9%) and county foreign insurance taxes (3.0%). Major expenditures for Fiscal Year 1994 included elementary and secondary education (30.6%), human services (25.4%), higher education (14.8%), desegregation (8.9%), corrections and public safety (5.1%) and judiciary and general assembly (2.7%).

The Fiscal Year 1994 budget balanced resources and obligations based on the consensus revenue and refund estimate and an opening balance resulting from continued withholdings and delayed spending for desegregation capital projects. The total general revenue operating budget for Fiscal Year 1994 exclusive of desegregation is $3,844.6 million. The court-ordered desegregation estimate in $377.7 million, an increase of $30.7 million over the revised Fiscal Year 1993 estimate.

For Fiscal Year 1995 revenues are projected at $5,225.5 million. This does not include $64 million in transfers or a carryover balance of approximately $274.6 million. Expenditures are projected at $5,270.8 million, including $158 million and $200.9 million respectively for the St. Louis and Kansas City desegregation cases. Expenditures also include $58 million reserved for supplemental appropriations for Fiscal Year 1995.

Legislation enacted in 1989 requires any surplus resulting from revenues raised net of refunds and revenues lost to be deposited in the Budget Stabilization (Rainy Day) Fund. The fund was used to pay general revenue costs associated with the floods of 1993 and will be replenished (subject to appropriation) to the pre-flood level of $28.4 million.

Legislation enacted in 1983 and a Constitutional Amendment passed in 1986 created a Cash Operating Reserve Fund to meet cash flow requirements of the State. A total of $130 million in general revenue was transferred to the Fund in Fiscal Year 1985 to provide a balance equal to approximately 5% of general revenue obligations. The Fiscal Year 1995 beginning balance was $202.2 million.

According to the United States Bureau of Labor Statistics, the 1993 unemployment rate in Missouri was 6.4% and the 1994 rate was 4.9%. Although not strictly comparable, the preliminary seasonally adjusted rate for July of 1995 was 5.2%.

Currently, Moody's Investors Service rates Missouri general obligation bonds "Aaa" and Standard & Poor's rates Missouri general obligation bonds
"AAA" . Although these ratings indicate that the State of Missouri is in relatively good economic health, there can be, of course, no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of obligations held by the Missouri IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Missouri IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Missouri IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

The assets of the Missouri IM-IT Trust will consist of debt obligations issued by or on behalf of the State of Missouri (the "State" ) or counties, municipalities, authorities or political subdivisions thereof (the "
Missouri Bonds" ) or by the Commonwealth of Puerto Rico, Guam and the
United States Virgin Islands (the "Possession Bonds" ) (collectively, the "Bonds" ).

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Missouri IM-IT Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for Federal income tax purposes and (iii) interest on the Missouri Bonds, if received directly by a Unitholder, would be exempt from the Missouri income tax applicable to individuals and corporations ("Missouri state income tax" ). The opinion set forth below does not address the taxation of persons other than full time residents of Missouri.

In the opinion of Chapman and Cutler, counsel to the Sponsor under existing law:

(1)The Missouri IM-IT Trust is not an association taxable as a corporation for Missouri income tax purposes, and each Unitholder of the Missouri IM-IT Trust will be treated as the owner of a pro rata portion of the Missouri IM-IT Trust and the income of such portion of the Missouri IM-IT Trust will be treated as the income of the Unitholder for Missouri state income tax purposes.

(2)Interest paid and original issue discount, if any, on the Bonds which would be exempt from the Missouri state income tax if received directly by a Unitholder will be exempt from the Missouri state income tax when received by the Missouri IM-IT Trust and distributed to such Unitholder; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(3)To the extent that interest paid and original issue discount, if any, derived from the Missouri IM-IT Trust by a Unitholder with respect to Possession Bonds is excludable from gross income for Federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a, and 48 U.S.C. Section 1403, such interest paid and original issue discount, if any, will not be subject to the Missouri state income tax; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(4)Each Unitholder of the Missouri IM-IT Trust will recognize gain or loss for Missouri state income tax purposes if the Trustee disposes of a bond (whether by redemption, sale, or otherwise) or if the Unitholder redeems or sells Units of the Missouri IM-IT Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes. Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost.

(5)Any insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for Federal income tax purposes will be excludable from the Missouri state income tax to the same extent as such interest would have been paid by the issuer of such Bonds held by the Missouri IM-IT Trust; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(6)The Missouri state income tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from such Tax.

(7)The Missouri IM-IT Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Unitholder's share of income of the Bonds held by the Missouri IM-IT Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except in the case of certain Unitholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     54.33  $    54.33
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.88  $     1.42
 Less: Annual Premium on Portfolio Insurance per Unit...................... $       .12  $      .12
 Estimated Net Annual Interest Income per Unit............................. $     52.33  $    52.79
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     52.33  $    52.79
 Divided by 12 and 2, respectively......................................... $      4.36  $    26.40
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14535  $   .14664
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.23%       5.28%
Estimated Long-Term Return <F3><F4><F5>....................................        5.23%       5.28%
Estimated Initial Monthly Distribution (November 1995)..................... $      4.07
Estimated Initial Semi-annual Distribution (January 1996)..................              $    12.90
Estimated Normal Distribution per Unit <F5>................................ $      4.36  $    26.40

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Missouri IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing November 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.46 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $54.79. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.34 and $1.88 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

MISSOURI INSURED MUNICIPALS INCOME TRUST
SERIES
93 (IM-IT AND QUALITY MULTI-SERIES 261)
PORTFOLIO As of
September 28, 1995

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Missouri
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                   Redemption          IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                        Rating<F2>  Feature<F3>         Trust<F4>
$    250,000  School District of Kansas City, Missouri, Building Corporation,
              Insured Leasehold Revenue Bonds (The School District of Kansas
              City, Missouri, Elementary School Project) Series 1993D (FGIC                      2004 @ 102
              Insured)   #5.00%  Due 2/1/2014.................................... AAA            2009 @ 100 S.F.     $     227,528
     500,000  City of St. Louis, Missouri, Water Revenue Refunding and
              Improvement Bonds, Series 1994 (FGIC Insured)   #6.00%  Due                        2004 @ 102
              7/1/2014........................................................... AAA            2010 @ 100 S.F.           508,365
     485,000  Northwest R-I Educational Facilities Authority, Leasehold Revenue
              Bonds, Series 1995 (Northwest R-I School District of Jefferson
              County, Missouri, Project) Capital Guaranty Insured   #5.70%  Due                  2005 @ 100
              3/1/2015........................................................... AAA            2011 @ 100 S.F.           479,019
     250,000  Northeast Missouri University Recreational Facility Revenue Bonds
              (Campus Recreational Facility Revenue Bonds) Series 1995 (AMBAC                    2005 @ 100
              Indemnity Insured)   #5.80%  Due 6/1/2015.......................... AAA            2011 @ 100 S.F.           249,778
     750,000  OTC Public Building Corporation (Missouri) Leasehold Revenue Bonds
              (Ozarks Technical Community College Project) Series 1995 (Capital                  2005 @ 100
              Guaranty Insured)**   #5.75%  Due 3/1/2016......................... AAA            2011 @ 100 S.F.           744,832
     600,000  Missouri Health and Educational Facilities Authority, Health and
              Educational Facilities Refunding Revenue Bonds (St. Louis
              University) Series 1993 (AMBAC Indemnity Insured)   #4.75%  Due                    2003 @ 102
              10/1/2016.......................................................... AAA            2011 @ 100 S.F.           523,794
     750,000  Land Clearance Redevelopment Authority of Kansas City, Missouri,
              Lease Revenue Bonds (Municipal Auditorium and Muehlebach Hotel
              Redevelopment Projects) Series 1995A (Capital Guaranty Insured)                    2005 @ 102
              5.90%  Due 12/1/2018............................................... AAA            2011 @ 100 S.F.           753,750
     500,000  City of Springfield, Missouri, Waterworks Refunding and                            2003 @ 102
              Improvement Revenue Bonds, Series 1993   #5.60%  Due 5/1/2023...... A+             2020 @ 100 S.F.           479,570
$   4,085,000                                                                                                        $   3,966,636

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations-Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

MARYLAND QUALITY TRUST

General. The Maryland Quality Trust consists of 8 issues of Securities. Two of the Bonds in the Maryland Quality Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Maryland Quality Trust) as follows: Health Care, 3 (33%); Other Care, 1 (17%); Public Building, 1 (17%); Retail Electric/Gas, 1 (17%) and General Obligations, 2 (16%). No Bond issue has received a provisional rating.

Risk Factors. The public indebtedness of the State of Maryland, its instrumentalities and its local governments is divided into three basic types. The State, and the counties and municipalities of the State, issue general obligation bonds for capital improvements and for various projects to the payment of which an ad valorem property tax is exclusively pledged.

Certain authorities of the State and certain local governments issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the issuer has no liability and has given no moral obligation assurance. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

The special authorities of the State and local government entities have outstanding bonds backed exclusively by revenues derived from projects and facilities financed by the bond issue. The holders of these bonds have no claim against the general credit of the State or any governmental unit for the payment of those bonds.

There is no general debt limit imposed on the State of Maryland by the State Constitution or public general laws, but a special committee created by statute annually makes an estimate of the maximum amount of new general obligation debt that the State may prudently authorize.

There can be no assurance that particular bond issues may not be adversely affected by changes in State or local economic or political conditions. Investors are, therefore, advised to study with care the Portfolio for the Maryland Quality Trust appearing elsewhere in this Prospectus and consult their own investment advisers as to the merits of particular issues in that Portfolio.

Tax Status. For a discussion of the Federal tax status of income earned on Maryland Quality Trust Units, see "Other Matters-Federal Tax Status" .

In the opinion of Weinberg and Green, special counsel to the Fund for Maryland tax matters, under existing Maryland income tax law applicable to taxpayers whose income is subject to Maryland income taxation:

(1)For Maryland State and local income tax purposes, the Maryland Quality Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income will not be subject to Maryland State and local income taxation.

(2)To the extent that interest derived from the Maryland Quality Trust by a Unitholder with respect to the obligations of the State of Maryland and its political subdivisions is excludable from Federal gross income, such interest will not be subject to Maryland State or local income taxes. Interest paid to a "financial institution" will be subject to the Maryland State franchise tax on financial institutions.

(3)In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Quality Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.

(4)Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the Maryland taxable base of Unitholders for Maryland State and local income taxation purposes. However, Maryland defines the taxable net income of individuals as Federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is Federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in Federal adjusted gross income or Federal taxable income, as the case may be, which is realized from the disposition of Securities by the Maryland Quality Trust. Consequently, by making that modification, a Unitholder who is entitled to make the subtraction modification will not be subject to Maryland State or local income tax with respect to gain realized upon the disposition of Securities by the Maryland Quality Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

These opinions relate only to the treatment of the Maryland Quality Trust and the Units under the Maryland State and local income tax laws and Maryland franchise tax laws. Unitholders should consult tax counsel as to other Maryland tax consequences not specifically considered in these opinions. For example, no opinion is expressed as to the treatment of the Units under the Maryland inheritance and estate tax laws.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     55.74  $    55.74
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.38  $     1.93
 Estimated Net Annual Interest Income per Unit......................... $     53.36  $    53.81
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     53.36  $    53.81
 Divided by 12 and 2, respectively..................................... $      4.45  $    26.91
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .14822  $   .14948
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.34%       5.38%
Estimated Long-Term Return <F2><F3><F4>................................        5.35%       5.39%
Estimated Initial Monthly Distribution (November 1995)................. $      4.15
Estimated Initial Semi-annual Distribution (November 1995).............              $     4.18
Estimated Normal Distribution per Unit <F4>............................ $      4.45  $    26.91

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Maryland Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--May and November commencing November 15, 1995

<F1>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES
74 (IM-IT AND QUALITY MULTI-SERIES 261)
PORTFOLIO As of
September 28, 1995

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Maryland
                                                                                                                     Quality
                                                                                                                     Trust<F4>
              Name of Issuer, Title, Interest Rate and Maturity Date of
              either Bonds Deposited or Bonds Contracted for<F1><F5>                  Rating<F2>
Aggregate                                                                Standard                Redemption
                                                                         & Poor's     Moody's    Feature<F3>
$    100,000  Prince George's County, Maryland, Consolidated Public
              Improvement Bonds (Unlimited Tax-General Obligation)
              Series 1995 (MBIA Insured)   #5.25%  Due 1/1/2015......... AAA          Aaa        2005 @ 102          $      93,614
     500,000  City of Baltimore, Maryland, Convention Center Revenue                             2004 @ 100
              Bonds (FGIC Insured)   #6.00%  Due 9/1/2017............... AAA          Aaa        2015 @ 100 S.F.           507,965
     400,000  Anne Arundel County, Maryland, Consolidated Water and
              Sewer Refunding Revenue Bonds (Unlimited Tax-General
              Obligation) Series 1993   #5.30%  Due 4/15/2018........... AA+          Aa         2003 @ 102                374,636
     500,000  Maryland Health and Higher Educational Facilities
              Authority, Revenue Bonds (Good Samaritan Hospital Issue)                           2003 @ 102
              Series 1993   #5.75%  Due 7/1/2019........................ A            A          2014 @ 100 S.F.           479,950
     200,000  Maryland Health and Higher Educational Facilities
              Authority, Revenue Refunding Bonds (Greater Baltimore
              Medical Center Project) Series 1993 (FGIC Insured)                                 2003 @ 100
              #5.00%  Due 7/1/2019...................................... AAA          Aaa        2014 @ 100 S.F.           175,836
     500,000  Howard County, Maryland, Special Facilities Revenue                                2005 @ 100
              Bonds, Series 1995A   #6.00%  Due 2/15/2021............... AA-          Aa         2014 @ 100 S.F.           506,375
     300,000  Maryland Health and Higher Educational Facilities
              Authority, Refunding Revenue Bonds (Suburban Hospital                              2003 @ 102
              Issue) Series 1993 (FGIC Insured)   #5.125%  Due 7/1/2021. AAA          Aaa        2014 @ 100 S.F.           267,270
     500,000  Anne Arundel County, Maryland, Pollution Control Revenue
              Refunding Bonds (Baltimore Gas and Electric Company
              Project) Series 1994   #6.00%  Due 4/1/2024............... A            A2         2004 @ 102                504,425
$   3,000,000                                                                                                        $   2,910,071

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

As of the Date of Deposit: September 28, 1995

(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from September 15,1995 to September 27,1995. These Securities have expected settlement dates ranging from September 28,1995 to November 6,1995 (see " Unitholder Explanations" ).

(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "
N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings" .

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions" . To the extent that the
Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status" .

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" ).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:

                                                          Annual
                    Annual                     Profit     Interest    Bid Side
Trust               Insurance    Cost to       (Loss) to  Income to   Evaluation
                    Cost         Sponsor       Sponsor    Trust       of  Bonds
California IM-IT... $         -- $   2,887,517 $   10,200 $   174,688 $   2,874,813
Minnesota IM-IT.... $         -- $   2,894,541 $   19,343 $   167,475 $   2,890,500
Missouri IM-IT..... $        500 $   3,948,681 $   17,955 $   228,520 $   3,936,488
Maryland Quality... $         -- $   2,891,178 $   18,893 $   170,575 $   2,886,750

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or " delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                    Percent of
Trust               Aggregate Principal    Range of Days Subsequent
                    Amount                 to First Settlement Date
California IM-IT...                     --                           --
Minnesota IM-IT....                    10%                      33 days
Missouri IM-IT.....                    18%                      16 days
Maryland Quality...                     --                           --

On the Date of Deposit, the offering side evaluations of the Securities in the California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts were higher than the bid side evaluations of such Securities by 0.76%, 0.78%, 0.74% and 0.78%, respectively, of the aggregate principal amounts of such Securities.

"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status" .

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds.

Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

Name                                                                                                            California
                                           Address                                                        IM-IT Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,197
Stephens Inc.                              111 Center Street, Little Rock, Arkansas 72201                              250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                            100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,047

                                                                                                                   Minnesota
Name                                                                                                              IM-IT Trust
                                           Address                                                                      Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                        2,664
                                           Dain Bosworth Plaza, 60 South Sixth Street, P15C, Minneapolis,
Dain Bosworth Incorporated                    Minnesota 55402                                                            100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                    100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                      100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                       100
                                                                                                                       3,064

Name                                                                                                         Missouri  IM-IT
                                            Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      3,371
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                100
Smith Barney Inc.                           388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                               100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                           100
                                                                                                                      4,171

                                                                                                                     Maryland
Name                                                                                                             Quality Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         2,510
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     250
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,060

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of June 30, 1995, the Sponsor and its affiliates managed or supervised approximately $54 billion of investment products, of which over $25.3 billion is invested in municipal securities. The Sponsor and its affiliates managed $40.95 billion of assets, consisting of $25.2 billion for 42 open end mutual funds, $9.9 billion for 38 closed-end funds and $5.9 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms. Van Kampen American Capital Distributors, Inc. is the sponsor of the various series of the trusts listed below. Some of the mutual funds and closed-end funds for which Van Kampen American Capital Distributors, Inc. acts as distributor are also listed below. Only those mutual funds available for reinvestment under the Reinvestment Option to Unitholders of unit investment trusts are listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

Name of Trust
Trust Investment Objective


Insured Municipals Income Trust.....................................Tax-exempt income by investing in insured municipal securities
                                                                    Double tax-exemption for California residents by investing in
California Insured Municipals Income Trust..........................insured California municipal securities
                                                                    Double and in certain cases triple tax-exemption for New York
New York Insured Municipals Income Trust............................residents by investing in insured New York municipal securities
                                                                    Double and in certain cases triple tax-exemption for
                                                                    Pennsylvania residents by investing in insured Pennsylvania
Pennsylvania Insured Municipals Income Trust........................municipal securities
Insured Municipals Income Trust, Insured Multi-Series
 (Premium Bond Series, National, Limited Maturity, Intermediate,
 Short Intermediate, Discount, Alabama, Arizona, Arkansas,
 California, California Intermediate, California Intermediate
 Laddered Maturity, California Premium, Colorado, Connecticut,
 Florida, Florida Intermediate, Florida Intermediate Laddered
 Maturity, Georgia, Louisiana, Massachusetts, Massachusetts
 Premium, Michigan, Michigan Intermediate, Michigan
 Intermediate Laddered Maturity, Michigan Premium,
 Minnesota, Missouri, Missouri Intermediate Laddered Maturity,
 Missouri Premium, New Jersey, New Jersey Intermediate
 Laddered Maturity, New Mexico, New York, New York
 Intermediate, New York Intermediate Laddered Maturity, New         Tax-exempt income by investing in insured municipal
 York Limited Maturity, Ohio, Ohio Intermediate, Ohio               securities; all issuers of bonds in a state trust are located
 Intermediate Laddered Maturity, Ohio Premium, Oklahoma,            in such state or in territories or possessions of the United
 Pennsylvania, Pennsylvania Intermediate, Pennsylvania              States-- providing exemptions from all state income tax for
 Intermediate Laddered Maturity, Pennsylvania Premium,              residents of such state (except for the Oklahoma IM-IT Trust
 Tennessee, Texas, Texas Intermediate Laddered Maturity,            where a portion of the income of the Trust may be subject to
 Washington, West Virginia).........................................the Oklahoma state income tax)
Insured Tax Free Bond Trust.........................................Tax-exempt income by investing in insured municipal securities
                                                                    Tax-exempt income by investing in insured municipal
                                                                    securities; all issuers of bonds in a state trust are located
Insured Tax Free Bond Trust, Insured Multi-Series                   in such state--providing exemptions from state income tax for
 (National Limited Maturity, New York)..............................residents of such state
Investors' Quality Tax-Exempt Trust.................................Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust, Multi-Series
 (National, National AMT, Intermediate, Alabama, Arizona,
  Arkansas, California, Colorado, Connecticut, Delaware,
  Florida, Georgia, Hawaii, Kansas, Kentucky, Maine, Maryland,      Tax-exempt income by investing in municipal securities; all
  Massachusetts, Michigan, Minnesota, Missouri, Nebraska,           issuers of bonds in a state trust are located in such state or
  New Jersey, New York, North Carolina, Ohio, Oregon,               in territories or possessions of the United States--providing
  Pennsylvania, South Carolina, Virginia)...........................exemptions from state income tax for residents of such state
                                                                    Tax-exempt income for investors not subject to the alternative minimum tax by investing in municipal securities, some or all
Investors' Quality Municipals Trust, AMT Series.....................of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust...................................Taxable income by investing in corporate bonds
                                                                    Taxable income by investing in government-backed GNMA
Investors' Governmental Securities--Income Trust....................securities
                                                                    High current income through an investment in a diversified portfolio of foreign currency denominated corporate debt
Van Kampen Merritt International Bond Income Trust..................obligations
                                                                    High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of
                                                                    insured, long-term or intermediate-term corporate debt
Van Kampen Merritt Insured Income Trust.............................securities
                                                                    High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of
                                                                    insured, long-term or intermediate-term corporate debt
Van Kampen American Capital Insured Income Trust....................securities
                                                                    High dividend income and capital appreciation by investing in
Van Kampen Merritt Utility Income Trust.............................common stock of electric utilities
                                                                     Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock
                                                                    Exchange listed equity securities which are components of the
Van Kampen Merritt Select Equity Trust..............................Dow Jones Industrial Average*
                                                                    Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its portfolio in "zero coupon" U.S. Treasury obligations
                                                                    and the remainder of the trust's portfolio in the identical
Van Kampen Merritt Select Equity and Treasury Trust.................equity securities which comprise the Select Equity Trust
                                                                    Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock
                                                                    Exchange listed equity securities which are components of the
Van Kampen Merritt Blue Chip Opportunity Trust......................Dow Jones Industrial Average*
                                                                    Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its portfolio in "zero coupon" U.S. Treasury obligations
                                                                    and the remainder of the trust's portfolio in actively traded,
                                                                    New York Stock Exchange listed equity securities which at the
Van Kampen Merritt Blue Chip Opportunity and                        time of the creation of the trust were components of the Dow
 Treasury Trust.....................................................Jones Industrial Average*
                                                                    High current income consistent with preservation of capital through a diversified investment in a fixed portfolio
                                                                    primarily consisting of Brady Bonds of emerging market
                                                                    countries that have restructured sovereign debt pursuant to
Van Kampen American Capital Emerging Markets Income Trust...........the framework of the Brady Plan
                                                                    Provide the potential for capital appreciation and income
                                                                    consistent with the preservation of invested capital, by
                                                                    investing in a portfolio of equity securities which provide
Van Kampen Merritt Global Telecommunications Trust..................equipment for or services to the telecommunications industry
                                                                    Provide the potential for capital appreciation and income
                                                                    consistent with the preservation of invested capital, by
                                                                    investing in a portfolio of equity securities diversified
Van Kampen Merritt Global Energy Trust..............................within the energy industry
                                                                    Provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with preservation of invested capital, by investing in a
                                                                    portfolio of common stocks of the ten companies in a
Strategic Ten Trust                                                 recognized stock exchange index having the highest dividend
 (United States, United Kingdom, and Hong Kong Portfolios)..........yields
                                                                    Provide the potential for capital appreciation and income
                                                                    consistent with the preservation of invested capital, by
                                                                    investing in a portfolio of equity securities diversified
Van Kampen Merritt Brand Name Equity Trust..........................within the non-durable consumer products industry
                                                                    Provide the potential for long-term capital appreciation by investing in shares of Govett Smaller Companies Fund and to protect Unitholders' capital by investing a portion of its
Govett Smaller Companies Fund and Treasury Trust....................portfolio in "zero coupon" U.S. Treasury obligations

*The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

Name of Mutual Fund
Fund Investment Objective


Van Kampen Merritt U.S. Government Fund....................High current income by investing in U.S. Government securities
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Insured Tax Free Income Fund............insured municipal securities
                                                           High level of current income exempt from Federal income tax, consistent
Van Kampen Merritt Municipal Income Fund...................with preservation of capital
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Tax Free High Income Fund...............medium and lower grade municipal securities
                                                           High current income exempt from Federal and California income taxes by
Van Kampen Merritt California Insured Tax Free Fund........investing in insured California municipal securities
                                                           Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
Van Kampen Merritt High Yield Fund.........................The Fund will seek capital appreciation as a secondary objective
                                                           Long-term growth of both capital and dividend income by investing in
Van Kampen Merritt Growth and Income Fund..................dividend paying common stocks
                                                           High current income exempt from Federal and Pennsylvania state and local income taxes by investing in medium and lower grade Pennsylvania
Van Kampen Merritt Pennsylvania Tax Free Income Fund.......municipal securities
                                                           High current income by investing in a broad range of money market
Van Kampen Merritt Money Market Fund.......................instruments that will mature within twelve months
                                                           High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve
Van Kampen Merritt Tax Free Money Fund.....................months
                                                           High current income by investing in a global portfolio of high quality debt securities denominated in various currencies having remaining
Van Kampen Merritt Short-Term Global Income Fund...........maturities of not more than three years
                                                           High level of current income with a relatively stable net asset value
Van Kampen Merritt Adjustable Rate U.S. Government Fund....investing in U.S. Government securities
                                                           High level of current income exempt from Federal income tax, consistent
Van Kampen Merritt Limited Term Municipal Income Fund......with preservation of capital
                                                           Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income securities issued by
Van Kampen Merritt Utility Fund............................companies engaged in the utilities industry
                                                           Provide shareholders with high current income. The Fund will seek
Van Kampen Merritt Strategic Income Fund...................capital appreciation as a secondary objective
                                                           High level of current income exempt from Federal income tax and Florida intangible personal property taxes consistent with preservation of
Van Kampen Merritt Florida Insured Tax Free Income Fund....capital
                                                           High level of current income exempt from Federal income tax and New
Van Kampen Merritt New Jersey Tax Free Income Fund.........Jersey gross income tax consistent with preservation of capital
                                                           High level of current income exempt from Federal as well as New York
                                                           State and New York City income taxes, consistent with preservation of
Van Kampen Merritt New York Tax Free Income Fund...........capital
                                                           To provide shareholders current income while also seeking to provide
Van Kampen Merritt Balanced Fund...........................capital growth

Name of Closed-end Fund
Fund Investment Objective

                                                                    High current income exempt from Federal income taxes with
                                                                    safety of principal by  investing in a diversified portfolio
Van Kampen Merritt Municipal Income Trust...........................of investment grade municipal securities
                                                                    High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified
Van Kampen Merritt California Municipal Trust.......................portfolio of investment grade California municipal securities
                                                                    High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high yield
Van Kampen Merritt Intermediate Term High Income Trust..............fixed income securities
                                                                    High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high yield
Van Kampen Merritt Limited Term High Income Trust...................fixed income securities
                                                                    High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior
Van Kampen Merritt Prime Rate Income Trust..........................loans
                                                                    High current income exempt from Federal income tax, consistent
Van Kampen Merritt Investment Grade Municipal Trust.................with preservation of capital
                                                                    High level of current income exempt from Federal income tax,
Van Kampen Merritt Municipal Trust..................................consistent with preservation of capital
                                                                    High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified
Van Kampen Merritt California Quality Municipal Trust...............portfolio of investment grade California municipal securities
                                                                    High current income exempt from Federal income taxes and
                                                                    Florida intangible personal property taxes with safety of
                                                                    principal by investing in a diversified portfolio of
Van Kampen Merritt Florida Quality Municipal Trust..................investment grade Florida municipal securities
                                                                    High current income exempt from Federal as well as New York
                                                                    State and New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade
Van Kampen Merritt New York Quality Municipal Trust.................New York municipal securities
                                                                    High current income exempt from Federal and Ohio income taxes with safety of principal by investing in a diversified
Van Kampen Merritt Ohio Quality Municipal Trust.....................portfolio of investment grade Ohio municipal securities
                                                                    High current income exempt from Federal and Pennsylvania
                                                                    income taxes with safety of principal by investing in a
                                                                    diversified portfolio of investment grade Pennsylvania
Van Kampen Merritt Pennsylvania Quality Municipal Trust.............municipal securities
                                                                    High level of current income exempt from Federal income tax,
Van Kampen Merritt Trust for Investment Grade Municipals............consistent with preservation of capital
                                                                    High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
                                                                    diversified portfolio of municipal securities which are
                                                                    covered by insurance with respect to timely payment of
Van Kampen Merritt Trust for Insured Municipals.....................principal and interest
                                                                    High level of current income exempt from Federal and
                                                                    California income taxes, consistent with preservation of
Van Kampen Merritt Trust for Investment Grade CA                    capital by investing in a diversified portfolio of California
 Municipals.........................................................municipal securities
                                                                    High level of current income exempt from Federal income taxes, consistent with preservation of capital. The Fund also seeks
Van Kampen Merritt Trust for Investment Grade FL                    to offer its Shareholders the opportunity to own securities
 Municipals.........................................................exempt from Florida intangible personal property taxes
                                                                    High level of current income exempt from Federal income taxes
Van Kampen Merritt Trust for Investment Grade NJ                    and New Jersey gross income taxes, consistent with
 Municipals ........................................................preservation of capital
                                                                    High level of current income exempt from Federal as well as
Van Kampen Merritt Trust for Investment Grade NY                    from New York State and New York City income taxes, consistent
 Municipals.........................................................with preservation of capital
                                                                    High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under local law,
Van Kampen Merritt Trust for Investment Grade PA                    local income and property taxes, consistent with preservation
 Municipals.........................................................of capital
                                                                    High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Municipal Opportunity Trust......................diversified portfolio of municipal securities
                                                                    High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Advantage Municipal Income Trust.................diversified portfolio of municipal securities
                                                                    High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under local law, local income and property taxes, consistent with preservation
Van Kampen Merritt Advantage Pennsylvania Municipal Income Trust....of capital
                                                                    Provide common shareholders with a high level of current
                                                                    income exempt from Federal income taxes, consistent with
Van Kampen Merritt Strategic Sector Municipal Trust.................preservation of capital
                                                                    High level of current income exempt from Federal income taxes,
Van Kampen Merritt Value Municipal Income Trust.....................consistent with preservation of capital
                                                                    High level of current income exempt from Federal and
Van Kampen Merritt California Value Municipal                       California income taxes, consistent with preservation of
 Income Trust.......................................................capital
                                                                    High level of current income exempt from Federal income taxes
Van Kampen Merritt Massachusetts Value Municipal                    and Massachusetts personal income taxes, consistent with
  Income Trust......................................................preservation of capital
                                                                    High level of current income exempt from Federal income taxes
Van Kampen Merritt New Jersey Value Municipal                       and New Jersey gross income tax, consistent with preservation
 Income Trust.......................................................of capital
                                                                    High level of current income exempt from Federal as well as
Van Kampen Merritt New York Value Municipal                         New York State and New York City income taxes, consistent with
 Income Trust.......................................................preservation of capital
Van Kampen Merritt Ohio Value Municipal Income                      High level of current income exempt from Federal and Ohio
 Trust..............................................................income taxes, consistent with preservation of capital
                                                                    High level of current income exempt from Federal and
Van Kampen Merritt Pennsylvania Value Municipal                     Pennsylvania income taxes, consistent with preservation of
  Income Trust......................................................capital
                                                                    High level of current income exempt from Federal income tax,
Van Kampen Merritt Municipal Opportunity Trust II...................consistent with preservation of capital
                                                                    High level of current income exempt from Federal income tax, consistent with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own
                                                                    securities exempt from Florida intangible personal property
Van Kampen Merritt Florida Municipal Opportunity Trust .............taxes
                                                                    Provide common shareholders with a high level of current
                                                                    income exempt from Federal income tax, consistent with
Van Kampen Merritt Advantage Municipal Income Trust II..............preservation of capital
                                                                    To provide common shareholders with a high level of current income exempt from Federal income tax, consistent with
Van Kampen Merritt Select Sector Municipal Trust....................preservation of capital

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under " Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,530, $1,530, $2,083 and $1,530 for the California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would have initially amount to $2,730, $2,730, $3,717 and $2,730 for the above mentioned Trusts, respectively. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "
Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports
Provided" and "Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" , so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" . A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of a State Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of in the case of a State Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General" . Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering" .

To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting" .

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00 and $35.00 per Unit of any
Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In
connection with quantity sales to purchasers of any State Trust   the
Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. Also, the Sponsor will receive from the Managing Underwriters of the California IM-IT Trust (who underwrite 15% of the respective Trusts or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trusts, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1500 Units, whichever is greater, of any California IM-IT Trust will receive an additional $2.00 per each such Unit. Also, the Sponsor will receive from the Managing Underwriters of the Maryland Quality Trust (who underwrite 15% of the respective Trusts or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trusts, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1500 Units, whichever is greater, of any Maryland Quality Trust will receive an additional $2.00 per each such Unit. See "
Unitholder Explanations--Public Offering--General." Further, each
Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios" . The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal, Minnesota and Missouri tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Weinberg and Green has acted as special counsel to the Fund for Maryland tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax
Status" relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's" ) rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261 (California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261 (California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts) as of September 28, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 261 (California IM-IT, Minnesota IM-IT, Missouri IM-IT and Maryland Quality Trusts) as of September 28, 1995, in conformity with generally accepted accounting principles.

Chicago, Illinois                 GRANT THORNTON LLP
September 28, 1995



INSURED MUNICIPALS INCOME TRUST and
INVESTORS' QUALITY TAX-EXEMPT TRUST
MULTI-SERIES 261
Statements of Condition
As of September 28, 1995

INVESTMENT IN SECURITIES                                    California    Minnesota     Missouri      Maryland
                                                            IM-IT Trust   IM-IT Trust   IM-IT Trust   Quality Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   2,897,717 $   2,913,884 $   3,966,636 $   2,910,071
Accrued interest to the First Settlement Date <F1><F4>.....        51,392        45,102        31,123        47,775
Total...................................................... $   2,949,109 $   2,958,986 $   3,997,759 $   2,957,846
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $      51,392 $      45,102 $      31,123 $      47,775
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     3,047,000     3,064,000     4,171,000     3,060,000
Less: Gross underwriting commission <F3>...................       149,283       150,116       204,364       149,929
Net interest to Unitholders <F1><F3><F4>...................     2,897,717     2,913,884     3,966,636     2,910,071
Total...................................................... $   2,949,109 $   2,958,986 $   3,997,759 $   2,957,846

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
California IM-IT Trust... $2,946,795    $3,000,000    $2,897,717    $49,078
Minnesota IM-IT Trust.... $2,959,148    $3,000,000    $2,913,884    $45,264
Missouri IM-IT Trust..... $3,998,063    $4,085,000    $3,966,636    $31,427
Maryland Quality Trust... $2,956,470    $3,000,000    $2,910,071    $46,399

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
October 3, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

CALIFORNIA

Taxable Income ($1,000's)                                                  Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return  Bracket*    5%           5 1/2%  6%           6 1/2%    7%            7 1/2%   8%
                                                                        Equivalent Taxable Estimated Current Return
$          0 - 23.35 $         0 - 39.00     20.1%     6.26%        6.88%    7.51%        8.14%     8.76%        9.39%    10.01%
       23.35 - 56.55       39.00 - 94.25     34.7      7.66         8.42     9.19         9.95     10.72         11.49    12.25
                          94.25 - 143.60     37.4      7.99         8.79     9.58        10.38     11.18         11.98    12.78
     56.55 - 117.95                          37.9      8.05         8.86     9.66        10.47     11.27         12.08    12.88
    117.95 - 214.93      143.60 - 256.50     42.4      8.68         9.55    10.42        11.28     12.15         13.02    13.89
    214.93 - 256.50                            43      8.77         9.65    10.53        11.40     12.28         13.16    14.04
                          256.50 - 429.86    45.6      9.19        10.11    11.03        11.95     12.87         13.79    14.71
        Over 256.50          Over 429.86     46.2      9.29        10.22    11.15        12.08     13.01         13.94    14.87


* The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

MINNESOTA

Taxable Income ($1,000's)                                                 Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket    5%           5 1/2%  6%            6 1/2%  7%           7 1/2%   8%
                                                                      Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00     21.8%     6.39%        7.03%    7.67%        8.31%    8.95%        9.59%   10.23%
     23.35 -  56.55       39.00 -  94.25     34.1      7.59         8.35     9.10         9.86    10.62        11.38    12.14
     56.55 - 117.95       94.25 - 143.60     36.9      7.92         8.72     9.51        10.30    11.09        11.89    12.68
    117.95 - 256.50      143.60 - 256.50     41.4      8.53         9.39    10.24        11.09    11.95        12.80    13.65
        Over 256.50          Over 256.50     44.7      9.04         9.95    10.85        11.75    12.66        13.56    14.47

MISSOURI

Taxable Income ($1,000's)                                                                Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return Bracket*    5%           5 1/2%  6%           6 1/2%   7%           7 1/2%   8%
                                                                                 Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00     19.4%    6.20%        6.82%    7.44%        8.06%    8.68%        9.31%    9.93%
     23.35 -  56.55       39.00 -  94.25     32.3     7.39         8.12     8.86         9.60    10.34        11.08    11.82
     56.55 - 117.95       94.25 - 143.60     35.1     7.70         8.47     9.24        10.02    10.79        11.56    12.33
    117.95 - 256.50      143.60 - 256.50     39.8     8.31         9.14     9.97        10.80    11.63        12.46    13.29
        Over 256.50          Over 256.50     43.2     8.80         9.68    10.56        11.44    12.32        13.20    14.08

*The combined State and Federal tax bracket is computed by taking into account the deductibility of State tax in determining Federal tax and the limited deductibility of Federal tax in determining State tax. Specifically, the deduction allowed for Federal income tax liability may not exceed $5,000 and $10,000 for single and joint taxpayers, respectively. Accordingly, the combined tax bracket reflects cross-deductibility of each tax determining the other only for levels of income corresponding to the 15% Federal tax bracket.

MARYLAND

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return  Bracket*    5%           5 1/2%  6%          6 1/2%    7%           7 1/2%    8%
                                                                                    Equivalent Taxable Estimated Current Return
$          0 - 23.35 $         0 - 39.00     19.3 %    6.20%        6.82%   7.43%        8.05%     8.67%        9.29%     9.91%
       23.35 - 56.55       39.00 - 94.25     31.6      7.31         8.04    8.77         9.50     10.23        10.96     11.70
                          94.25 - 143.60      34.5     7.63         8.40    9.16         9.92     10.69        11.45     12.21
     56.55 - 117.95                           35.1     7.70         8.47    9.24        10.02     10.79        11.56     12.33
    117.95 - 256.50      143.60 - 256.50      39.8     8.31         9.14    9.97        10.80     11.63        12.46     13.29
        Over 256.50          Over 256.50      43.2     8.80         9.68    10.56       11.44     12.32        13.20     14.08

*The table does not reflect the effect of the exemption of the Trust from local, county and city taxes. Residents of most Maryland localities, including Montgomery County and the City and County of Baltimore, are subject to taxes and therefore would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

California IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
November         1995                           $      4.26                $     4.26
December         1995  - March            2007         4.57                      4.57
April            2007                                  4.20   $   147.68       151.88
May              2007  - September        2017         3.87                      3.87
October          2017                                  3.87        32.82        36.69
November         2017  - July             2018         3.74                      3.74
August           2018                                  3.74       164.10       167.84
September        2018  - August           2019         2.93                      2.93
September        2019                                  2.93       164.09       167.02
October          2019  - January          2020         2.13                      2.13
February         2020                                  2.13       164.10       166.23
March            2020  - April            2020         1.36                      1.36
May              2020                                  1.36       164.09       165.45
June             2020  - July             2020          .61                       .61
August           2020                                   .61        32.82        33.43
September        2020  - December         2026          .47                       .47
January          2027                                   .19       114.87       115.06

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $      13.50                $    13.50
July             1996  - January        2007         27.62                     27.62
April            2007                                        $   147.68       147.68
July             2007                                25.16                     25.16
January          2008  - July           2017         23.44                     23.44
October          2017                                             32.82        32.82
January          2018                                23.03                     23.03
July             2018                                22.61                     22.61
August           2018                                            164.10       164.10
January          2019                                18.57                     18.57
July             2019                                17.76                     17.76
September        2019                                            164.09       164.09
January          2020                                14.52                     14.52
February         2020                                            164.10       164.10
May              2020                                            164.09       164.09
July             2020                                 7.51                      7.51
August           2020                                             32.82        32.82
January          2021                                 3.03                      3.03
July             2021  - July           2026          2.89                      2.89
January          2027                                 2.60       114.87       117.47

Minnesota IM-IT Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
November         1995                          $      4.07                $     4.07
December         1995  - November        2004         4.36                      4.36
December         2004                                 4.36   $   130.54       134.90
January          2005  - May             2006         3.77                      3.77
June             2006                                 3.77        97.91       101.68
July             2006  - January         2007         3.27                      3.27
February         2007                                 3.27        97.92       101.19
March            2007  - December        2011         2.80                      2.80
January          2012                                 2.80        97.91       100.71
February         2012  - January         2013         2.40                      2.40
February         2013                                 2.40       163.18       165.58
March            2013  - August          2016         1.72                      1.72
September        2016                                 1.48        97.91        99.39
October          2016  - May             2023         1.26                      1.26
June             2023                                  .95       130.55       131.50
July             2023  - October         2023          .67                       .67
November         2023                                  .67       163.19       163.86

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $      12.89                $    12.89
July             1996  - July           2004         26.37                     26.37
December         2004                                        $   130.54       130.54
January          2005                                25.78                     25.78
July             2005  - January        2006         22.84                     22.84
June             2006                                             97.91        97.91
July             2006                                22.33                     22.33
January          2007                                19.82                     19.82
February         2007                                             97.92        97.92
July             2007                                17.42                     17.42
January          2008  - July           2011         16.94                     16.94
January          2012                                16.94        97.91       114.85
July             2012  - January        2013         14.54                     14.54
February         2013                                            163.18       163.18
July             2013                                11.11                     11.11
January          2014  - July           2016         10.42                     10.42
September        2016                                             97.91        97.91
January          2017                                 8.34                      8.34
July             2017  - January        2023          7.67                      7.67
June             2023                                            130.55       130.55
July             2023                                 6.76                      6.76
November         2023                                 2.73       163.19       165.92

Missouri IM-IT Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
November        1995                           $      4.07                $     4.07
December        1995  - June             2006         4.36                      4.36
July            2006                                  4.36   $   119.87       124.23
August          2006  - November         2009         3.81                      3.81
December        2009                                  3.81       179.81       183.62
January         2010  - January          2014         2.94                      2.94
February        2014                                  2.94        59.94        62.88
March           2014  - February         2015         2.70                      2.70
March           2015                                  2.70       116.28       118.98
April           2015  - May              2015         2.16                      2.16
June            2015                                  2.16        59.94        62.10
July            2015  - February         2016         1.88                      1.88
March           2016                                  1.88       179.81       181.69
April           2016  - September        2016         1.03                      1.03
October         2016                                  1.03       143.85       144.88
November        2016  - April            2023          .48                       .48
May             2023                                   .48       119.88       120.36

Semi-annual

Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
January         1996                         $      12.90                $    12.90
July            1996  - January        2006         26.40                     26.40
July            2006                                26.40   $   119.87       146.27
January         2007  - July           2009         23.07                     23.07
December        2009                                            179.81       179.81
January         2010                                22.20                     22.20
July            2010  - January        2014         17.84                     17.84
February        2014                                             59.94        59.94
July            2014                                16.61                     16.61
January         2015                                16.36                     16.36
March           2015                                            116.28       116.28
June            2015                                             59.94        59.94
July            2015                                13.90                     13.90
January         2016                                11.38                     11.38
March           2016                                            179.81       179.81
July            2016                                 7.98                      7.98
October         2016                                            143.85       143.85
January         2017                                 4.61                      4.61
July            2017  - January        2023          2.93                      2.93
May             2023                                 1.95       119.88       121.83

Maryland Quality Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
November         1995                          $      4.15                $     4.15
December         1995  - August          2004         4.45                      4.45
September        2004                                 4.45   $   163.39       167.84
October          2004  - February        2005         3.68                      3.68
March            2005                                 3.25       163.40       166.65
April            2005  - March           2006         2.88                      2.88
April            2006                                 2.88       163.40       166.28
May              2006  - December        2014         2.08                      2.08
January          2015                                 2.08        32.68        34.76
February         2015  - April           2018         1.94                      1.94
May              2018                                 1.64       130.72       132.36
June             2018  - June            2019         1.38                      1.38
July             2019                                 1.38       228.76       230.14
August           2019  - June            2021          .34                       .34
July             2021                                  .34        98.04        98.38

Semi-annual

Distribution Dates                             Estimated      Estimated    Estimated
(Each May and November                         Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
November         1995                          $       4.18                $     4.18
May              1996  - May             2004         26.91                     26.91
September        2004                                         $   163.39       163.39
November         2004                                 25.36                     25.36
March            2005                                             163.40       163.40
May              2005                                 20.23                     20.23
November         2005                                 17.44                     17.44
April            2006                                             163.40       163.40
May              2006                                 16.63                     16.63
November         2006  - November        2014         12.60                     12.60
January          2015                                              32.68        32.68
May              2015                                 12.04                     12.04
November         2015  - November        2017         11.76                     11.76
May              2018                                 11.46       130.72       142.18
November         2018  - May             2019          8.35                      8.35
July             2019                                             228.76       228.76
November         2019                                  4.19                      4.19
May              2020  - May             2021          2.11                      2.11
July             2021                                   .70        98.04        98.74

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                       Page
INTRODUCTION                                                2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                  3
UNITHOLDER EXPLANATIONS                                     5
Settlement of Bonds in the Trusts                           5
The Fund                                                    5
Objectives and Securities Selection                         6
Risk Factors                                                8
Replacement Bonds                                           10
Bond Redemptions                                            11
Distributions                                               12
Change of Distribution Option                               12
Certificates                                                12
Estimated Current Returns and Estimated Long-Term Returns   13
Interest Earning Schedule                                   13
Calculation of Estimated Net Annual Interest Income         13
Accrued Interest                                            14
Accrued Interest                                            14
Public Offering                                             14
General                                                     14
Offering Price                                              16
Market for Units                                            17
Distributions of Interest and Principal                     18
Reinvestment Option                                         18
Redemption of Units                                         19
Reports Provided                                            20
Insurance on the Bonds in the Insured Trusts                21

CALIFORNIA IM-IT TRUST                                      28
MINNESOTA IM-IT TRUST                                       38
MISSOURI IM-IT TRUST                                        42
MARYLAND QUALITY TRUST                                      47

NOTES TO PORTFOLIOS                                         51
UNDERWRITING                                                53
TRUST ADMINISTRATION                                        55
Fund Administration and Expenses                            55
Sponsor                                                     55
Compensation of Sponsor and Evaluator                       59
Trustee                                                     60
Trustee's Fee                                               60
Portfolio Administration                                    61
Sponsor Purchases of Units                                  62
Insurance Premiums                                          62
Miscellaneous Expenses                                      62
General                                                     62
Amendment or Termination                                    62
Limitation on Liabilities                                   63
Unit Distribution                                           64
Sponsor and Underwriter Compensation                        64
OTHER MATTERS                                               65
Legal Opinions                                              65
Independent Certified Public Accountants                    65
FEDERAL TAX STATUS                                          66
DESCRIPTION OF SECURITIES RATINGS                           69
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                 71
STATEMENTS OF CONDITION                                     72
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                      73
ESTIMATED CASH FLOWS TO UNITHOLDERS                         76

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

September 28, 1995

Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust,
Multi-Series 261

California IM-IT 146
Minnesota IM-IT 57
Missouri IM-IT 93
Maryland Quality 74

A Wealth of Knowledge A Knowledge of Wealth sm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.
                   Contents of Registration Statement


This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen American Capital Distributors, Inc., Depositor, and The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2  Consent of Standard & Poor's (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 263 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 2nd day of October, 1995.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 263
                                       (Registrant)

                                    By Van Kampen American Capital
                                     Distributors, Inc.
                                     (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on October 2, 1995.

  Signature                 Title

Don G. Powell           Chairman and Chief Executive  )
                          Officer

William R. Rybak        Senior Vice President and     )
                          Chief Financial Officer     )

Ronald A. Nyberg        Director                      )

William R. Molinari     Director                      )


Sandra A Waterworth
(Attorney-in-fact*)
_______________________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (file No. 33-55891) and the same are hereby incorporated herein by this reference.